November 3, 2005

Gary Newberry	Roger D. Linn
Securities and Exchange Commission	916.558.6064 direct
Division of Corporation Finance	rlinn@weintraub.com
100 F Street NE
Washington, DC 20549-7010

Re:	NutraCea
Form 10-KSB for Fiscal Year Ended December 31, 2004

Dear Mr. Newberry:

As you are aware, in your comment letter to NutraCea, dated October 21, 2005, the SEC Staff requested that NutraCea respond to such comments within ten business days which timeline would have elapsed tomorrow. Pursuant to our telephone conversation earlier today, I requested and you granted an additional five business days in which to make our response to the Staff’s comment letter. Consequently, we undertake to provide a response to the Staff’s comment letter on or before November 11, 2005. We appreciate the Staff’s accommodation in this matter.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/  Roger D. Linn
Roger D. Linn

RDL/dmg

cc:	Todd Crow, NutraCea CFO
Brad Edson, NutraCea President